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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____ AND ENDING _____12/31/17_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PJ Solomon Securities, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 31st Floor
(No. and Street)

New York   NY   10105
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   (212) 509-7800
                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza   New York   NY   10112-0015
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
  must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

PJ SOLOMON SECURITIES, LLC
(Formerly known as Peter J. Solomon Securities Company, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a public document.

PJ Solomon Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
        Report of Independent Registered Public Accounting Firm.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Operations.
[ ] (d) Statement of Changes in Member's Equity.
[ ] (e) Statement of Cash Flows.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements
        Under Rule 15c3-3.
[ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
        Respect to Methods of Consolidation.
[x] (l) An Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report. (filed with SIPC only)
[ ] (n) Statement of Exemption from Rule 15c3-3. (filed separately)
[ ] (o) Independent Accountants' Report on Statement of Exemption from Rule 15c3-3. (filed separately)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Peter J. Solomon, affirm that to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to PJ Solomon Securities, LLC for the year ended December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

State of New York)
) ss
County of New York)

Sworn to and Subscribed before me on this 1st day of March 2018 by Peter J. Solomon.

Notary Public 3/1/2018

GINA GUTIERREZ
NOTARY PUBLIC, STATE OF NEW YORK
No. 01GU6239126
Qualified in New York
Commission Expires April 18, 20 19

PJ Solomon Securities, LLC
Index
December 31, 2017

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of PJ Solomon Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PJ Solomon Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 4, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of conditions that would have existed or results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2016.

PJ Solomon Securities, LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash	$	1,192,949
Accounts receivable		3,897,807
Other assets		16,319
Total assets	$	5,107,075

Liabilities and Member's Equity

Accrued expenses	$	54,368
Deferred revenue		230,645
Total liabilities		285,013
Member's equity		4,822,062
Total liabilities and member's equity	$	5,107,075

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations**

PJ Solomon Securities, LLC (the "Company") is a wholly-owned subsidiary of PJ Solomon, L.P. Company (the "Parent" or "member"). Natixis, S.A., a French investment bank, owns a majority interest in the Parent. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The operating agreement provides for the Company to exist in perpetuity. There is only one class of member. The Company renders corporate financial advisory services to selected clients. Such advisory services include mergers, acquisitions and financial restructurings.

The Company does not hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that could affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Revenue Recognition
Revenues are recognized when earned and arise from financial advisory and other investment banking services provided by the Company to its clients. The fees are recognized at the closing of the respective transactions.

Income Taxes
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes.

Cash
Cash on deposit with financial institutions may, at times, exceed federal insurance limits. At December 31, 2017, the Company had no cash equivalents. None of the Company's cash is restricted in any way.

Deferred Revenue
Deferred revenue represents amounts received in advance of future services to be provided.

3. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of approximately $907,936 which was $807,936 in excess of its required net capital of $100,000.

The Company is not affected by the requirements of Securities and Exchange Commission Rule 15c3-3 since the Company never holds the cash or securities of customers.

4. **Related Party Transactions**

Much of the revenue reflected in the Company's statement of operations was generated in conjunction with its Parent's activities. Accordingly, most significant expenses involved in that income generation are absorbed by its Parent, including compensation paid for such revenue generation. The revenue of the Company that is reflected in these financial statements relates mainly to transactions that are required to be reflected in the earnings of a registered broker-dealer. For the year ended December 31, 2017, all significant payments to the Parent are reflected as distributions.

5. **Concentrations**

The Company maintains its cash accounts in a commercial bank. The Company does not consider itself to be at risk with respect to its cash balances.

For the year ended December 31, 2017, 80% of accounts receivable were from two customers.

6. **Recent Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board issued ASU No. 2014-09, *Revenue Recognition (Topic 606): Revenue from Contracts with Customers*. The updated guidance requires an entity to recognize revenue as performance obligations are met, in an amount that reflects the consideration the entity is entitled to receive for transfer of the promised goods or services. The standard is effective for interim and annual reporting periods beginning after December 15, 2017 and may be applied retrospectively or through a cumulative effect adjustment to retained earnings at the date of adoption. Management has determined that the adoption of Topic 606 will have minimal impact on the Company's financial statements.

7. **Subsequent Events**

In 2018, the Company distributed $2,000,000 to its Parent. In the ordinary course of its business, since the Company does not typically have need for much cash, it distributes a substantial amount of its earnings to its Parent on a regular basis and it expects to continue to do so in the future.